Brag House Holdings, Inc.

45 Park Street

Montclair, NJ 07042

September 25, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, DC 20549

Re:	Brag House Holdings, Inc.
Registration Statement on Form S-1, File No. 333-289505

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Requested Date: September 26, 2025

Requested Time: 4:30 p.m., Eastern Time

Ladies and Gentlemen:

Brag House Holdings, Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1, as amended (File No. 333-289505), be accelerated pursuant to Rule 461 under the Securities Act of 1933, as amended, so that it is declared and becomes effective at 4:30 p.m. Eastern Time on Friday, September 26, 2025, or as soon thereafter as possible.

Please contact our counsel, Steven Lipstein of Lucosky Brookman LLP at (732) 395-4416 with any questions you may have regarding this request. In addition, the Company requests that you kindly notify Mr. Lipstein by telephone when this request for acceleration has been granted.

Sincerely yours,

Brag House Holdings, Inc.

/s/ Lavell Juan Malloy II
Lavell Juan Malloy II
Chief Executive Officer